Exhibit 99.2

KLS Petroleum Consulting LLC
3400 S. Broadway, Unit 100
Englewood, Colorado 80113

April 26, 2022

Mr. Frank C. Ingriselli
Chief Executive Officer
Trio Petroleum Corp.
5401 Business Park, Suite 115
Bakersfield, CA 93309

RE: S. Salinas Area, Full Development Reserves Supplement to SEC Report Dated 1-28-2022

Dear Mr. Ingriselli:

At the request of Trio Petroleum Corp., KLS Petroleum Consulting LLC (KLSP) has revised its South Salinas (Full Development) Reserve Report of October 25, 2021 to reflect updated costs used in the subject SEC Report, and to incorporate the SEC Report Phase 1 Development Project. Drilling and development costs were updated based on Trio AFE preparation, while the drilling schedule used in the Phase 1 Development Project was adopted because it reflects Trio’s planned capital deployment into the second quarter of 2024. The Phase 2 drilling schedule used herein reflects a Full Development Project that is intended to capture the reserve and value proposition that may be achieved with the larger capital commitment that could result from a successful Phase 1. One other departure from the October 25, 2021 report is the exclusion of Proved Reserves. Proved Reserves were included in the 2021 report in accordance with the Petroleum Resources Management System which allows such assignment if there is evidence that requisite regulatory approval would be forthcoming. However, as a companion supplement to the subject SEC report the analysis and economics herein exclude Proved Reserves to be consistent with Part 210.4-10 in SEC Regulation S-X, which requires for Proved Reserves that project approval has been secured “by all necessary parties and entities, including government entities”.

As described in the SEC Report of January 28, 2022, Phase 1 uses existing exploration permits to drill three wells beginning in May 2022. Four additional wells will be drilled upon securing a Development Permit from Monterey County in October 2023. Trio’s total Phase 1 investment is 18.6 million dollars ($MM) and provides for work to secure regulatory permits and drill or recomplete seven (7) wells. Phase 2 (Full Development) begins July 2024 and employs $463.2 MM to drill 144 wells by the end of 2027 and install associated infrastructure. The number of wells reflects full leasehold development of the targeted Monterey productive intervals and areas using vertical wells on 40-acre spacing. The prospective Vaqueros Sand is developed using horizontal wells on 160-acre spacing (TABLE 1).

The net reserves and revenues attributable to Trio Petroleum are summarized below by reserve category and Development Phase. Future net revenue and discounted present value are on a before federal income tax (BFIT) basis. Reserve volumes are expressed in thousands of stock tank barrels of oil (MSTB) and millions of standard cubic feet of gas (MMCF). The effective date of this report is November 1, 2021.

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

Reserve Category by Development Plan Phase	Net Trio Oil Reserves (MSTB)	Net Trio Gas Reserves (MMCF)	Undiscounted Net Cash Flow, Thousands $	Net Cash Flow Discounted at 10%, Thousands $
Probable (P50) - Phase 1	1,975	2,022	95,573	28,194
Probable (P50) –Phase 2 (Full Development)	37,021	37,941	1,748,621	379,401
TOTAL Probable	38,996	39,964	1,844,194	407,595
Incremental Possible (P3) – Phase 1	3,742	6,732	262,325	108,855
Incremental Possible (P3) – Phase 2 (Full Development)	88,634	142,046	6,094,656	1,889,380
TOTAL Incremental Possible (P3)	92,376	148,778	6,356,981	1,998,235

TABLES 2 through 7 provide detailed economic output for each of the line-item reserves summarized above. FIGURE 1 is a plot of forecast oil and gas production for the 2P (Probable) and 3P (Probable + Possible) cases. Working and net revenue interests were provided by Trio Petroleum and are 82.74853 percent and 66.19882 percent, respectively. The economic analysis used constant oil and gas prices equal to $65.99 per barrel of oil and $3.72 per MCF (million BTU) of gas. These prices were determined using the average of first-of-month postings for the period November 1, 2020, to October 1, 2021. The oil posting was Chevron’s Buena Vista Hills crude having a 26-degree API oil gravity, while gas prices used a ten percent premium to Henry Hub based on industry experience in the Sacramento Basin just north of South Salinas.

The economic analysis includes additional capital to plug and abandon the wells, including surface location cleanup, according to guidelines specified by California Geologic Energy Management Division (CALGEM) regulations. Natural gas liquids will likely be derived from produced gas prior to sales, but neither the product revenue nor the cost associated with the extraction of the NGLs have been included in this analysis. The Full Development Phase 2 is completed by the end of 2027 with the use of three-to-four rigs drilling continuously. The well count may be reduced significantly if it is determined that horizontal and multilateral wells can be used to effectively develop the Monterey, and this may facilitate regulatory approval for the development. The technical summary below describes the data available, the characteristics of the targeted reservoirs, and the analyses used to determine reserves. The subject SEC report provides a detailed description of the geologic setting, reservoir characteristics and analog fields. It also details the technical reservoir engineering analysis including the numerical modeling (reservoir simulation) employed to arrive at a risked reserve assessment supporting the assignment of Probable and Possible reserves.

Drilling, completion, and operating expenses are based on information provided by Trio Petroleum or estimated from industry analogs. Wells histories, geologic exhibits and analyzed logs were available from the files of Trio Petroleum for most of the wells that have been drilled in South Salinas. This information was supplemented as needed from WellDatabase, which is a subscription service that obtains information from the California Division of Oil & Gas. Other information relevant to the fields used as analogs to South Salinas was obtained from the files of KLSP.

KLS Petroleum Consulting LLC	Page 2

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

Production histories of wells drilled in South Salinas have been limited to short periods of testing or production, so analogs and probabilistic methods were used to estimate reserves attributable to the development of South Salinas. The targeted Monterey Formation, a shale reservoir dominated by siliceous lithologies and exhibiting natural fracturing, has demonstrated oil productivity from numerous horizons over an interval of approximately 5000 feet. Oil gravities over this interval vary from about 21 to 38 degrees API. The analog fields used to support reserve estimates produce from the Monterey Formation and are very similar to South Salinas in depth, geology, reservoir characteristics, and oil properties. And in the case of the primary analog the structural setting is particularly analogous.

The completion histories for at least five of the wells drilled in South Salinas demonstrate commercial oil productivity over significant portions of the Monterey. However, these histories also record problems with poor cement jobs, liner hanger leaks, and downhole mechanical failures that have prevented operators from establishing sustained production. There is also evidence that cyclical drops in oil prices or inadequate capitalization influenced operator decisions to not complete necessary well remediation work and establish production facilities required for long term production.

Because decline curve analysis could not be used to forecast reserves, and since the development of type curves was problematic due to the early historical time frame in which the analog fields were developed, probabilistic methods were employed. The interpretations of open hole logs, core, and test information were used to describe ranges and distributions of key reservoir parameters. These were then input to numerical simulation models that used Monte Carlo sampling and hundreds of runs to derive forecasts of production and ultimate recovery representing P90 (1P), P50 (2P) and P10 (3P) reserve estimates. While the use of hydraulic fracturing could possibly increase production rates, the forecasts derived herein reflect completion technologies that are currently allowed by the state of California, namely a modest acid treatment for “wellbore cleanout, maintenance and removal of formation damage”.

STATEMENT OF RISK AND PREPARER INDEPENDENCE

It is KLSP’s opinion that the estimated reserves and other reserve information as specified in this report are reasonable and have been prepared in accordance with the generally accepted petroleum engineering and evaluation principles as set forth in the SEC regulations cited above, and the Petroleum Resources Management System (PRMS), promulgated by the Society of Petroleum Engineers (SPE). However, while these estimates are prepared with reasonable care, unforeseen changes in future well and field performance, the impact of offset drilling, changes in market or regulatory conditions and sale contracts, along with changes in operating conditions and associated costs may all impact the ability to recover the reserves estimated in this report and, subsequently, generate the estimated cash flow. As a result, any use of or reliance on this report needs to recognize such risks and uncertainty, and KLSP makes no warranties concerning the ability to realize the stated reserves or future estimated revenue in this report.

Neither KLSP nor any of its subcontractors have any financial interest in the subject properties or in Trio Petroleum Corp., and neither the employment to conduct this study nor the compensation for this study was contingent on KLSP’s estimates of reserves and future income. Use by other parties, or for purposes other than those expressed by Trio Petroleum Corp., are not authorized without written consent by KLSP.

KLS Petroleum Consulting LLC	Page 3

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

This report has been prepared by the undersigned, a Registered Professional Engineer in the states of Colorado (#24805) and Wyoming (#18407). The preparer has 40 years of experience as a petroleum engineer conducting reservoir engineering field studies and well analyses used to estimate reserves, perform economic analysis of forecast oil and gas volumes, and prepare reserve reports for privately held and publicly traded companies. The preparer has nearly 20 years of experience analyzing California oil and gas fields, many of which have geologic and reservoir characteristics like those of South Salinas.

It has been my pleasure to prepare this analysis for Trio Petroleum Corp. If you should have any questions concerning this analysis, please feel free to contact me at 303-908-5559, or Ken@kls-petroleum.com.

Very Truly Yours,

/s/ Kenneth L. Schuessler
Kenneth L. Schuessler, P.E.
Managing Member
KLS Petroleum Consulting LLC

Attachments:

TABLE 1 S. Salinas Full Development Plan Drilling Schedule

TABLE 2 Economic Output for Phase 1 Probable (P50) Reserves

TABLE 3 Economic Output for Phase 2 (Full Development) Probable (P50) Reserves

TABLE 4 Economic Output for S. Salinas Total Probable (P50) Reserves

TABLE 5 Economic Output for Phase 1 Incremental Possible (P3) Reserves

TABLE 6 Economic Output for Phase 2 (Full Development) Incremental Possible (P3) Reserves

TABLE 7 Economic Output for Total Full Development Incremental Possible (P3) Reserves

FIGURE 1 South Salinas Forecast Oil & Gas Production

KLS Petroleum Consulting LLC	Page 4

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 1 S. Salinas Full Development Plan Drilling Schedule

KLS Petroleum Consulting LLC	Page 5

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 2 Economic Output for Phase 1 Probable (P50) Reserves

KLS Petroleum Consulting LLC	Page 6

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 3 Economic Output for Phase 2 (Full Development) Probable (P50) Reserves

KLS Petroleum Consulting LLC	Page 7

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 4 Economic Output for S. Salinas Total Probable (P50) Reserves

KLS Petroleum Consulting LLC	Page 8

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 5 Economic Output for Phase 1 Incremental Possible (P3) Reserves

KLS Petroleum Consulting LLC	Page 9

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 6 Economic Output for Phase 2 (Full Development) Incremental Possible (P3) Reserves

KLS Petroleum Consulting LLC	Page 10

Full Development Reserves Supplement to S. Salinas SEC Report

April 26, 2022

TABLE 7 Economic Output for Total Full Development Incremental Possible (P3) Reserves

KLS Petroleum Consulting LLC	Page 11

FIGURE 1 South Salinas Forecast Oil & Gas Production

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